Exhibit 99.4

Proof 6 20-May-25 FOR AGAINST WITHHELD FOR AGAINST WITHHELD Res 1. Res 5. Res 2. Res 6. Res 3. Res 7. Res 4. BIODEXA PHARMACEUTICALS PLC TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING ORDINARY SHARES OF BIODEXA PHARMACEUTICALS PLC Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorised officer who should state his or her title. FOLD AND DETACH HERE Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. Address change Mark box, sign and indicate changes/comments below: Mark box at right if you wish to give a discretionary proxy to the Chair. PLEASE NOTE: Marking this box voids any other instructions indicated on this card for the Meeting. JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164-0873 Vote by Internet, Telephone, or Mail 24 Hours a Day, 7 Days a Week Internet and telephone voting is available through 11:59 p.m. Eastern Time on June 22, 2025. Your Internet or telephone vote authorises the named proxies to vote your shares in the same manner as if you marked, signed and returned your Voting Instruction Card. INTERNET ? www.proxypush.com/bdrx Use the Internet to vote your proxy. Have your Voting Instruction Card in hand when you access the website. PHONE ? 1-866-883-3382 Use any touch-tone telephone to vote your proxy. Have your Voting Instruction Card in hand when you call. MAIL ? Mark, sign, and date your Voting Instruction Card and return it in the enclosed envelope. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your Voting Instruction Card.

Proof 6 20-May-25 AGM 2025 resolutions 1. To receive the Company's Report and Accounts for the year ended 31 December 2024 2. To approve the directors' remuneration report, as set out in the Company's Report and Accounts for the year ended 31 December 2024 (the "Directors' Remuneration Report"), excluding the directors' remuneration policy as set out on pages 22 to 31 of the Directors' Remuneration Report 3. To re-elect Stephen Parker as a Director of the Company, who retires by rotation in accordance with the articles of association of the Company 4. To re-elect Stephen Stamp as a Director of the Company, who retires by rotation in accordance with the articles of association of the Company 5. To re-elect Simon Turton as a Director of the Company, who retires in accordance with article 70.5 of the articles of association of the Company 6. To re-elect Sijmen de Vries as a Director of the Company, who retires in accordance with article 70.5 of the articles of association of the Company 7. To re-appoint PKF Littlejohn LLP as auditor of the Company to hold office from the conclusion of the AGM until the conclusion of the next general meeting of the Company at which financial statements are laid and to authorise the Directors to determine the auditor's remuneration Biodexa Pharmaceuticals PLC JPMorgan Chase Bank, N.A., Depositary PO Box 64873, Saint Paul MN 55164-0873 Voting Instruction Card PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that the Annual General Meeting (the "AGM" or "Meeting") of Biodexa Pharmaceuticals PLC (the "Company") will be held at 1 Caspian Point, Caspian Way, Cardiff, Wales, CF10 4DQ, on June 26, 2025, at 1:00 p.m. (BST), for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the ordinary shares represented by your ADRs FOR or AGAINST or to WITHHOLD from the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to WITHHOLD from the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to the Chair. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 9:00 a.m. (Eastern Time), June 23, 2025. Only the registered holders of record at the close of business on May 21, 2025, will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADRs representing ordinary shares of the Company, of record as of May 21, 2025, hereby requests and authorises the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying ordinary shares of the Company represented by such ADRs, on the Resolutions at the Meeting. These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the Chair, the underlying ordinary shares represented by your ADRs will be voted by such person at his or her discretion. The Annual Report is available to view on the Company's website: https://biodexapharma.com. Please watch the Company's website, regulatory news and other published notifications for any further updates in relation to the Meeting. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 9:00 a.m. (Eastern Time), June 23, 2025. JPMorgan Chase Bank, N.A., Depositary